Exhibit 99.(d)(7)(C)

Schedule A

to

Sub-Advisory Agreement between

Park Avenue Institutional Advisers LLC and

Janus Henderson Investors US LLC

(formerly, Janus Capital Management LLC)

Dated May 30, 2017

Amended as of March 3, 2025

Series	Fee (as an annual percentage of average daily net assets of the Series):

Guardian Mid Cap Traditional Growth VIP Fund	0.44% of the first $50 million 0.40% over $50 million

Guardian Multi-Sector Bond VIP Fund	0.24%